

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Harry E. Sloan
Chief Executive Officer
Soaring Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

Re: Soaring Eagle Acquisition Corp.
Registration Statement on Form S-4, as amended
Exhibit Nos. 10.36 and 10.37
Filed May 14, 2021
File No. 333-256121

Dear Mr. Sloan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance